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                       May 4, 2021

       Anastasia Shishova
       Chief Executive Officer
       Graystone Company, Inc.
       401 E. Las Olas Blvd #130-321
       Fort Lauderdale, FL 33301

                                                        Re: Graystone Company,
Inc.
                                                            Post Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed April 21,
2021
                                                            File No. 024-11421

       Dear Ms. Shishova:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services